Filed Pursuant to Rule 424(b)(3)
Registration No. 333-261599
PROSPECTUS SUPPLEMENT NO. 2
(to prospectus dated December 17, 2021)

10,000,000 Shares
Common Stock
Context Therapeutics Inc.

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated December 17, 2021 (the “Prospectus”), related to the disposition, from time to time, by the selling stockholders identified in the Prospectus under the caption “Selling Stockholders” of up to 10,000,000 shares of our common stock, with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on March 23, 2022 (the “Current Report”). Accordingly we have attached the Current Report to this prospectus supplement.
This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on this prospectus supplement.
Our common stock is traded on the Nasdaq Capital Market under the symbol “CNTX.” On March 22, 2022, the last reported closing sale price of our common stock on the Nasdaq Capital Market was $2.34 per share.
We are an “emerging growth company” under the federal securities laws and have elected to comply with certain reduced public company reporting requirements.
Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 11 of the Prospectus to read about factors you should consider before buying shares of our common stock.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus is March 23, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 8-K
_______________________

CURRENT REPORT
Pursuant to Section 13 OR 15(d)
of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 23, 2022
_______________________

Context Therapeutics Inc.
(Exact name of registrant as specified in its charter)
_______________________

Delaware	001-40654	86-3738787
(State of other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2001 Market Street, Suite 3915, Unit#15
Philadelphia, Pennsylvania 19103
(Address of principal executive offices including zip code)

(267) 225-7416
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)
_______________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading	Name of exchange
	Symbol	on which registered
Common Stock	CNTX	The Nasdaq Stock Market
$0.001 par value per share

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.

On March 23, 2022, Context Therapeutics Inc. (the “Company”) issued a press release announcing its financial results for the year ended December 31, 2021. A copy of the press release is attached as Exhibit 99.1 to this report and is incorporated herein by reference.

* * *

The information included in Item 2.02 (including Exhibit 99.1) of this Form 8-K, shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any Company filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
99.1	Press Release issued by Context Therapeutics Inc., dated March 23, 2022.
104	Cover Page Interactive Data File (embedded within the inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 23, 2022	Context Therapeutics Inc.

By: /s/ Martin A. Lehr
Name: Martin A. Lehr
Title: Chief Executive Officer

Context Therapeutics® Reports Full Year 2021 Operating and Financial Results

Investor R&D event on April 13th to highlight new preclinical data to be presented at AACR Annual Meeting

Strong cash position following $28.75M initial public offering and $31.25M private placement

PHILADELPHIA, PA— March 23, 2022—Context Therapeutics Inc. (“Context” or the “Company”) (Nasdaq: CNTX), a women’s oncology company developing small molecule and immunotherapy treatments for breast and gynecological cancers, today announced financial results for the year ended December 31, 2021, and highlighted recent corporate accomplishments.

“Context has bolstered our corporate, financial and scientific efforts over the past two quarters. We’ve grown our R&D and operations teams, reported positive data on lead product candidate onapristone extended release (“ONA-XR”) in early breast cancer, and closed on a $31.25M private placement, which combined with our IPO, extends our cash runway into 2024,” said Martin Lehr, CEO of Context Therapeutics. “We’ve set our sights on another exciting year as we work to realize the potential of our pipeline to advance treatments for women’s cancers. We’re looking forward to preliminary data from several of the ONA-XR Phase 2 clinical trials in 2022 and announcing our Claudin 6 x CD3 bispecific antibody clinical candidate for ovarian and endometrial cancers.”

Fourth Quarter 2021 and Recent Corporate Highlights

Pipeline Updates
•In March 2022, announced the acceptance of five abstracts that highlight new preclinical data on ONA-XR and Claudin 6 (CLDN6) programs that will be presented at the American Association for Cancer Research Annual Meeting (AACR) 2022, taking place April 8-13 in New Orleans, LA. Details about the presentations can be found here. On Wednesday, April 13, 2022, at 11 a.m. ET, Context will host an investor R&D webinar with the Company’s management team and AACR presenters to discuss the results from these presentations. Following the formal presentation, the Context team, along with AACR presenters, will be available for questions. To register for this event, please click here: https://edisongroup.zoom.us/webinar/register/WN_AczVH-d_QMy5qcT_enL3ww
•Additionally in 2022, the Company anticipates selecting a candidate to support IND-enabling studies for its second clinical program, an anti-CD3 x anti-CLDN6 antigen bispecific monoclonal antibody (bsAb) intended to redirect T-cell-mediated lysis toward malignant cells expressing CLDN6.
•In December 2021, announced data from a window-of-opportunity clinical trial of ONA-XR in postmenopausal patients with progesterone receptor positive (PR+) early breast cancer that demonstrated ONA-XR significantly increased suppression of tumor cell proliferation. The data was presented during the 2021 San Antonio Breast Cancer Symposium.
•Enrollment continues in three Phase 2 clinical trials and one Phase 1b/2 clinical trial of ONA-XR including first line (1L) ER+, PR+, HER2- metastatic breast cancer (MBC), second or third line (2L/3L) ER+, PR+, HER2- MBC, PR+ granulosa cell tumor of the ovary, and PR+ recurrent endometrial cancer. Context expects to report preliminary data from the 1L ER+, PR+, HER2- MBC and PR+ recurrent endometrial cancer clinical trials in mid-2022 and preliminary data from the 2L/3L ER+, PR+, HER2- MBC and PR+ granulosa cell tumor of the ovary clinical trials in the second half of 2022.

Corporate Updates
•In March 2022, participated in the Sachs 15th Annual European Life Sciences CEO Forum.
•In January 2022, announced the appointments of Christopher Beck as SVP of Operations and Mark Fletcher, Ph.D., as VP of R&D.
•Also in January 2022, participated on the “Women’s Health: Progress and Innovation Continue to Drive Increased Investor Interest” panel at Biotech Showcase™ 2022.
•In December 2021, announced that the Company closed its private placement for the sale of 5,000,000 shares of common stock of Context Therapeutics together with warrants to purchase 5,000,000 shares of common stock, which resulted in gross proceeds to Context of approximately $31.25 million, before deducting offering expenses.

Full Year 2021 Financial Results
•Cash, cash equivalents and restricted cash were $49.7 million at December 31, 2021, compared to $0.3 million at December 31, 2020.
•Acquired in-process research and development expense was $3.1 million for 2021 which reflects the fair value of consideration paid/issued under a collaboration and license agreement for the development of CLDN6.
•Research and development (R&D) expenses were $3.8 million for 2021, as compared to $1.6 million for the same period in 2020. The increase in R&D expenses was primarily driven by increased preclinical and clinical costs related to our ONA-XR and CLDN6 programs.
•General and administrative (G&A) expenses were $3.6 million for 2021, as compared to $0.9 million for the same period in 2020. The increase in G&A expenses was primarily driven by increased costs related to employee compensation, as well as higher insurance and professional fees to support ongoing business operations and compliance obligations associated with being a publicly traded company.
•Context reported a net loss of $10.5 million for 2021, as compared to net income of $6.6 million for the same period in 2020.

2022 Financial Guidance
Context expects that its cash and cash equivalents will be sufficient to fund its operations into 2024.

About Context Therapeutics®
Context Therapeutics Inc. (Nasdaq: CNTX), is a women’s oncology company developing small molecule and immunotherapy treatments to transform care for breast and gynecological cancers. The Company’s robust clinical program for lead candidate onapristone extended release (ONA-XR) comprises three Phase 2 clinical trials and one Phase 1b/2 clinical trial in hormone-driven breast, ovarian, and endometrial cancer. ONA-XR is a novel, first-in-class small molecule under development as a potent and specific antagonist of the progesterone receptor, a key unchecked mechanism in hormone-driven women’s cancers. Context is headquartered in Philadelphia, PA. For more information, visit www.contexttherapeutics.com.

Forward-looking Statements
This press release contains “forward-looking statements” that involve substantial risks and uncertainties for purposes of the safe harbor provided by the Private Securities Litigation Reform Act of 1995. Any statements, other than statements of historical fact, included in this press release regarding strategy, future operations, prospects, plans and objectives of management, including words such as "may," "will," "expect," "anticipate," "plan," "intend," and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are forward-looking statements. These include, without limitation, statements regarding (i) the expectation to report preliminary data from our trials, including in mid-2022 and in the second half of 2022, (ii) the expectation to select a candidate to support IND-enabling studies for our CLDN6 program in 2022, (iii) having sufficient cash to fund our operations into 2024, (iv) the results of our clinical trials, (v) the potential benefits of the product candidates, (vi) the likelihood data will support future development, (vii) the ability of the Company and its employees to participate in and present at conferences, and (viii) the likelihood of obtaining regulatory approval of our product candidates. Forward-looking statements in this release involve substantial risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements, and we, therefore cannot assure you that our plans, intentions, expectations or strategies will be attained or achieved. Other factors that may cause actual results to differ from those expressed or implied in the forward-looking statements in this press release are discussed in our filings with the U.S. Securities and Exchange Commission, including the section titled “Risk Factors” contained therein. Except as otherwise required by law, we disclaim any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Context Therapeutics Inc.
Condensed Statements of Operations
(Unaudited)

	Year Ended December 31, 2021	Year Ended December 31, 2020
Operating Expenses		
Acquired in-process research and development	$ 3,087,832	$ -
Research and development	3,805,067	1,641,501
General and administrative	3,632,920	930,667
Loss from operations	(10,525,819)	(2,572,168)
Other income (expense), net	68,949	9,216,633
Net (loss) income	$ (10,456,870)	$ 6,644,465
Net (loss) income per common share, basic	($3.69)	$3.07
Net (loss) income per common share, diluted	($3.69)	($3.96)
Weighted average shares outstanding, basic	2,833,674	348,368
Weighted average shares outstanding, diluted	2,833,674	2,054,875

Context Therapeutics Inc.
Condensed Balance Sheets Data
(Unaudited)

	December 31, 2021	December 31, 2020
Cash, cash equivalents and restricted cash	$ 49,685,586	$ 341,037
Other assets	1,620,164	126,303
Total assets	$ 51,305,750	$ 467,340
Total liabilities	$ 3,033,415	$ 9,617,196
Total convertible preferred stock and redeemable common stock	-	7,771,223
Total stockholders' equity (deficit)	48,272,335	(16,921,079)
Total liabilities, convertible preferred stock, redeemable common stock and stockholders' equity (deficit)	$ 51,305,750	$ 467,340

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Media Contact:
Gina Cestari
6 Degrees
917-797-7904
gcestari@6degreespr.com

Investor Relations Contact:
Laine Yonker
Edison Group
lyonker@edisongroup.com